RESTATED

First Quarter 2004 Management’s Discussion and Analysis

Management's Discussion and Analysis (‘MD&A”) presented below reflects the effects of the restatement on the consolidated financial statements as at March 31, 2004 and for the three month periods ended March 31, 2004. See "Restatement" below for further discussion of this matter.  Apart from revisions described under “Restatement” below, this MD&A has not been revised for new events or developments.

The MD&A focuses on significant factors that affected Pan American Silver Corp.’s and its subsidiaries’ (“Pan American” or the “Company”) performance and such factors that may affect its future performance.  The MD&A should be read in conjunction with the unaudited consolidated financial statements for the three months ended March 31, 2004 and the related notes contained herein.

The significant accounting policies are outlined within Note 2 to the Consolidated Financial Statements of the Company for the year ended December 31, 2003. These accounting policies have been applied consistently for the quarter ended March 31, 2004.

Restatement

In 2004, Pan American implemented a hedge accounting policy for the accounting treatment of its base-metal forward contracts program.  In the fourth quarter of 2005 it was concluded that the Company’s accounting for its forward contracts for the sale of base metals (lead and zinc) ,its forward contracts for purchasing Mexican pesos with US dollars and its silver fixing contracts do not qualify for hedge accounting under AcG-13, Hedging Relationships.  As a result, Pan American has restated its unaudited consolidated financial statements for each quarter from March 31, 2004 to September 30, 2005.

Pan American is now required to recognize mark-to market valuations of its open forward contract positions through its income at the end of each period.  In the past, Pan American had recognized gains, losses, revenues and expenses from its forward contracts in its income only in the period in which they settled.  The effects of the change in accounting treatment are summarized in the tables below:

	As Previously Reported	As Restated
	March 31	March 31
Consolidated Balance Sheets	2004	2004

Deferred loss on commodity contracts	$-	$828
Unrealized loss on commodity contracts	-	2,485
Deficit	$(123,029)	$(124,686)

	Three Month Ended	Three Month Ended
	March 31	March 31
Consolidated Statement of Operations	2004	2004

Revenue	$15,151	$15,708
Mine operating earnings	$1,838	$2,395
Loss on commodity contracts	$-	$(2,214)
Net loss for the period	$(366)	$(2,023)
Adjusted net loss for the period attributable to common shareholders	$(2,486)	$(4,143)
Basic and diluted loss per share	$(0.05)	$(0.08)

This change in accounting treatment has no impact on our cash flows.  The details of our commodity and foreign currency forward contracts, which we have previously disclosed, have not changed and Management believes that they continue to serve Pan American as a prudent risk management tool.  Pan American does not hedge its future silver production.

Significant Events and Transactions of the First Quarter

On February 9, 2004 Pan American announced the signing of a binding agreement with a number of individuals to purchase 92 per cent of the voting shares of Compania Minera Argentum S.A., which holds the Morococha mine in central Peru.  The purchase price is approximately $35 million. The Morococha operation has historically produced approximately 3.5 million ounces of silver annually at a cash cost, net of byproduct credits, of below $3 per ounce. The addition of Morococha will be immediately accretive to Pan American’s silver production, cash flow and earnings , and will reduce the Company’s consolidated cash and total operating costs per ounce of silver produced. Management expects to close the transaction during the second quarter of 2004.

To finance the acquisition of the Morococha mine, Pan American closed a common share financing with an institutional investor on March 12, 2004.  A total of 3,333,333 Pan American common shares were issued at a price of $16.50 per share for aggregate gross proceeds of $55 million.

The La Colorada mine in Mexico reached commercial production on January 1, 2004 after a $20 million expansion, which started in late 2002.  As such, all revenue and expense items were recognized in the statement of operations in the first quarter of 2004, having been capitalized throughout 2003. This change in accounting treatment gives rise to several significant differences when comparing the consolidated statement of operations for the first quarter of 2004 with the corresponding period in 2003.

Results of Operations

For the three months ended March 31, 2004 the Company’s net loss was $2.0 million ($0.08 per share after adjusting for accretion to the Debentures) compared to a net loss of $1.57 million ($0.03 per share) for the corresponding period in 2003.  Revenue from metal sales more than doubled as compared to the first quarter of 2003.  Approximately 50 per cent of the increase in revenue was as a result of the La Colorada mine reaching commercial production on January 1, 2004 and the remaining balance was due to higher metal prices, which more than offset the fact that the Company sold fewer tonnes of concentrate than in the corresponding period in 2003.  Concentrate shipments, which are essential for revenue recognition purposes, are largely controlled by our customers.  In an attempt to lower unit-shipping costs, our customers have chosen to accumulate concentrates into larger volumes, which has resulted in a delayed shipping schedule.  During the quarter, concentrates inventories increased by 7,065 dry metric tonnes (DMT), which represents approximately 25-days production at current mining rates.  At the end of the quarter, the Company held 20,740 DMT of concentrate inventory, which represents approximately 2.5-months production for the Company.  These inventories had a book value, at cost, of $6.26 million and a realizable value of approximately $9.20 million. Most of the concentrate inventory has been priced and is scheduled for shipment in April and May of 2004, at which time the associated revenue will be recognized.

Operating costs for the three months ended March 31, 2004 were $11.2 million, which was 50 per cent higher than the first quarter of 2003.  La Colorada achieving commercial production is the principal reason for this increase; however operating costs were higher at Huaron as a result of incurring significant development expenditures in the first quarter, which the Company expensed.  Quiruvilca lowered its operating costs compared to the first quarter of 2003 due to closing the high cost North Zone in August of 2003.

Pan American’s gross margin (the difference between revenue and operating costs divided by operating costs) improved to 41 per cent for the three months ended March 31, 2004 from 5 per cent for the comparable period last year.  This improvement is due in large part to higher metals prices for all of the metals that the Company produces and to a lesser extent from a reduction in cash costs per ounce of silver produced.

Depreciation and amortization charges increased significantly to $2.1 million from $0.5 million a year before.  Again, La Colorada achieving commercial production is the principal reason for this increase but depreciation and amortization has also increased as a direct result of the Company’s adoption of CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations”, which required the Company to write up its asset values by $8.2 million as at December 31, 2003.  The amortization of these higher asset values on a unit of production basis has resulted in an increased depreciation charge.

General and administration costs doubled from a year ago reflecting the increase in staffing costs, a stronger Canadian dollar, legal expenses relating to the offer to the debentures holders and an increase in travel costs.  The Company has continued to build its senior management team in 2004 with the recruitment of several key technical personnel in the areas of geology, health, environment and safety and underground mining. These appointments complete the management transformation that the Company commenced last year.

The Company recognized $0.44 million stock-based compensation expense in the first quarter of 2004, as a result of adopting CICA Handbook Section 3870 – “Stock-Based Compensation” in the fourth quarter of 2003. On a restated basis, the comparable expense recorded in the quarter ended March 31, 2003 was $0.49 million.

Reclamation expense of $0.30 million in the first quarter of 2004 relates to the accretion of the liability that the Company recognized by adopting CICA Handbook Section 3110 – “Accounting for Asset Retirement Obligations” as at December 31, 2003.  Pursuant to this section, the Company recognized the expected fair value of future site restoration costs as a liability, which is accreted to its anticipated future value with a corresponding charge to the statement of operations. There has been no change to the Company’s expectations of future site restoration costs during the quarter.

Interest expense increased relative to the first quarter of 2003 because of charges related to the 5.25% convertible unsecured senior subordinated debentures (the “Debentures”) issued in the third quarter of 2003 and the draw down of the IFC project loan facility for the expansion at La Colorada between March and October of 2003.  Other income represented interest received from the cash balances the Company maintained during the quarter, which were substantially higher than a year ago primarily due to the proceeds of the Debentures, together with the equity financing completed in March 2004.

Production

Pan American produced 2,362,303 ounces of silver in the first quarter of 2004, a 9.9% increase from the corresponding period in 2003.  Silver production is in line with forecasts and with the addition of Morococha around mid-year, the Company expects to produce 11.5 million ounces in 2004, a 34% increase over 2003.  In the first quarter of 2004, significant increases in silver production were achieved at La Colorada and the Pyrite Stockpile operation.  Quiruvilca was able to produce the same quantity of silver in the first quarter of 2004 as it had a year before by processing fewer tonnes, but with higher silver grades after the closure of the high-cost North Zone in August 2003.  Zinc and lead production was lower in the three months ended March 31,2004 as compared to the same period in 2003 due primarily to lower tonnage milled and grades at the Huaron mine, which experienced challenging ground conditions in the first two months of the year. The mine was able to accelerate development work to provide more operating flexibility, and we expect that Huaron will increase production relative to the first quarter over the remainder of the year.

Consolidated cash costs for the first quarter of 2004 were $3.83 per ounce compared to $4.10 per ounce in the first quarter of 2003, due to higher silver production coupled with a larger by-product credit from base metal sales. The Company expects cash costs to continue to decrease with an expectation of a cash cost around $3.55 per ounce for 2004.

Liquidity and Capital Resources

At March 31, 2004, cash and cash equivalents plus short-term investments were $142.8 million, a $53.7 million increase from December 31, 2003.  Cash flow from financing activities was $57.3 million, which included the issuance of the shares for net proceeds of $60.1 million, payment of interest on the Debentures of $2.3 million and repayment of bank loans of $0.4 million.  Operating activities used $0.4 million after non-cash working capital movements absorbed $3.3 million due mostly to increased concentrate inventories and accounts receivable.    Investing activities used $3.6 million in cash and consisted primarily of expenditures on property, plant and equipment at La Colorada of $1.5 million, $1.3 million at Huaron and $0.2 million at Alamo Dorado.

Working capital at March 31, 2004 was $127 million, an improvement of $45 million from the December 31, 2003.  The improvement is reflected largely in a $53.3 million increase in cash and cash equivalents, an increase in concentrate inventories of $1.8 million and increased accounts receivable of $1.7 million.  The Company’s decision to prepay bank debt totaling $12.6 million after the quarter end has been reflected as a reclassification of $10.0 million of bank loans to current liabilities at March 31, 2004.

Capital resources at March 31, 2004 amounted to shareholders’ equity of $242.5 million, capital leases of $0.40 million and deferred revenue of $0.90 million.  At March 31, 2004, the Company had issued 57,316,341 shares.

Pan American mitigates the price risk associated with its base metal production by selling some of its forecasted base metal production under forward sales contracts.  The Company incurred base metal hedging losses in the first three months of 2004 totaling $2.2 million.  At March 31, 2004, the Company had sold forward 14,730 tonnes of zinc at a weighted average price of $987 per tonne ($0.448 per pound) and 7,270 tonnes of lead at a weighted average price of $696 per tonne ($0.316 per pound). The forward sales commitments for zinc represent approximately 51 per cent of the Company’s forecast zinc production for the remainder of 2004 and 10 per cent of the Company’s forecast 2005 zinc production.  The lead forward sales commitments represent approximately 56 per cent of the remainder of 2004 lead production.  At March 31, 2004, the cash offered prices for zinc and lead were $1,088 and $821 per tonne, respectively. The mark to market value at March 31, 2004 was a negative $2.5 million and at the date of this MD&A was a negative $0.5 million.

Exploration and Development Activities

The diamond-drilling program designed to upgrade resources to reserves and to explore for vein extensions at the Huaron mine continued during the quarter.  By the end of the quarter, 11,608 meters of drilling had been completed, which represented 97 per cent of the program that forms part of an overall project to further expand the mine’s production.  The cost of this program was capitalized.

In Argentina, infill drilling at the 50 per cent owned Manantial Espejo silver-gold project has confirmed continuity of gold and silver mineralization in the primary vein system, which was the subject of a press release on March 23, 2004.  Environmental and geotechnical work, together with metallurgical studies and additional infill and exploration drilling are proceeding. The feasibility study for the project is expected to be completed by early 2005.  Pan American’s share of the feasibility costs in 2004 are expected to be approximately $1.6 million, which are being expensed as incurred.

At Alamo Dorado in Mexico, Pan American is assessing a milling operation as opposed to the original feasibility, which contemplated a heap leach processing facility.  Initial results suggest the milling alternative will yield the best economic return; however, additional metallurgical testing and flow sheet capital estimating is still required.  This work will be performed in April and May 2004 along with a 12 hole, 2,750 meter drilling program to test some of the critical resource model interpretations and collect additional samples suitable for SAG mill grindability testing.  Progress has been made towards securing water rights and towards the permitting required for explosive storage.  The costs associated with ongoing metallurgical test work, permitting and related feasibility costs are being capitalized.

At San Vicente in Bolivia, work towards a feasibility study has started which includes an 8,000-meter drill program, underground surveys and a program to confirm specific gravity of various ore types.  At quarter end, a total of 5,906 meters was completed in 35 holes.  In addition, the Company extended a production agreement with the Bolivian mining company, EMUSA that has the right to earn a 49 per cent interest in the project by financing the next $2.5 million in project expenses, including the feasibility study.  The production agreement allows EMUSA to continue small-scale mining at San Vicente, while the feasibility work continues.

Subsequent Events

In late March, the Company announced the terms of an offer to encourage conversion by the holders of its Debentures.  Pursuant to the offer, which is open until May 21, 2004, upon conversion holders will receive $131.25 in cash plus 106.929 common shares of the Company per $1,000 principal amount of the debenture.  The offer represents the interest that the Company would have paid on the debenture up until July 31, 2006, when the Company would have the right to force conversion plus a reduction in the conversion price equal to a 4 per cent premium.  At the date of this MD&A, $70.8 million of the $86.25 million outstanding principal amount had elected to accept the Company’s offer.  At the date of this MD&A, the Company had issued 65,003,074 shares.

Pan American prepaid the Huaron loan by making a $3.1 million payment of principal and accrued interest on April 16, 2004.

Pan American has notified the IFC of its intention to prepay the $9.5 million project finance facility on May 17, 2004. The loan was used to finance the completion of the expansion of the La Colorada mine last year.